Anatolia Minerals Development Limtited
Common Shares
032900102
June 28, 2002


CUSIP 032900102
1. Sprott Asset Management Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 2,256,700

6. n/a

7. 2,256,700

8. n/a

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Anatolia Minerals Development Limited
(b) 3271 Hwy. 74, Suite 14
    P.O. Box 3295
    Evergreen, Colorado
    80437
    U.S.A

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares
(e) 032900102

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 2,256,700
    (ii) n/a
    (iii) 2,256,700
    (iv)  n/a

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
July 9, 2002
Neal Nenadovic
Chief Financial Officer